Exhibit 99.1

ATA Creativity Global Reports 2021 Third Quarter Financial Results

Conference Call on Wednesday, November 10, 2021, at 8 p.m. ET with Accompanying Investor Presentation

Beijing, China, November 10, 2021 (NY)/ November 11, 2021 (China) — ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced preliminary unaudited financial results for the quarter and nine months ended September 30, 2021 (“Third Quarter 2021” and “Nine Months 2021”, respectively).

Third Quarter 2021 and Nine Months 2021 Highlights

•

During Third Quarter 2021, student enrollment remained steady at 1,220, compared with 1,225 in the prior-year period. Of these students, 625 were enrolled in ACG’s portfolio training programs. 44,640 credit hours were delivered during Third Quarter 2021, compared to 44,203 in the prior-year period.

•

Third Quarter 2021 net revenues increased 31.0% to RMB55.3 million (US$8.6 million), from RMB42.2 million in the prior-year period, primarily driven by increased contributions from portfolio training and research-based learning services.

•

Third Quarter 2021 net loss attributable to ACG was RMB26.2 million (US$4.1 million), compared to net loss attributable to ACG of RMB14.9 million in the prior-year period, primarily due to increased operating expenses described in the Third Quarter 2021 Financial Review below.

•	Nine Months 2021 net revenues increased 28.0% to RMB129.6 million (US$20.1million), from RMB101.3 million in the prior-year period
•	Nine Months 2021 net loss attributable to ACG improved to RMB31.1 million (US$4.8 million), compared to net loss attributable to ACG of RMB67.4 million in the prior-year period
•	RMB75.2 million (US$11.7 million) in cash and cash equivalents as of September 30, 2021

Management Commentary

Mr. Kevin Ma, Chairman and CEO of ACG, stated, “We are pleased to have achieved over 30% growth on the top line during Third Quarter 2021, driven primarily by increased contributions from our portfolio training and research-based learning services, supported by steady enrollments across our major service lines. We are pleased to see increasingly positive reception of and interest in our research-based learning programs and will continue to explore ways in which we can better support existing and potential students given the changing education landscape. During Third Quarter 2021, we continued to invest in the development of new offerings and our existing IT platform, which we believe will help drive future growth. We are committed to maintaining our leading position in creative arts education with a focus on positive outcomes for our students.”

Outlook

Mr. Jun Zhang, President of ACG, stated, “In recent months, there has been a great deal of uncertainty in the Chinese education industry. We have seen some companies close their doors due to their inability to operate through the challenges of the pandemic, and others are struggling and offering significant discounts to attract students. In addition, certain after-school tutoring institutions have been unable to continue to provide their academic course tutoring services for K-12 students as a result of the government’s recently announced Opinions on Further

Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”). While our portfolio training services and other art-related services are not considered academic tutoring for K-12 students and thus not subject to the Opinion, the Opinion appears to have affected certain consumers’ confidence in the overall education industry. In this environment, students and parents are hesitant to commit to paying for longer programs. In response to the foregoing, ACG has been exploring potential alternative offerings that may be better fit for students’ needs. With over 20 campus locations nationwide and a proven track record of our students going on to well-known art schools and institutions around the world, we remain confident in ACG’s ability to stand out from our competitors.”

Operating Review

Enrollment Update

ACG student enrollment for Third Quarter 2021 was 1,220, of which 625 were enrolled in portfolio training programs, which consisted of time-based programs and project-based programs.

A total of 44,640 credit hours were delivered for portfolio training programs during Third Quarter 2021, of which 21,290 credit hours were delivered for time-based programs and 23,350 credit hours were delivered for project-based programs. These courses were delivered either in person through ACG’s nationwide training center network or via online platform.

The following is a summary of the credit hours delivered for ACG’s portfolio training programs for Third Quarter 2021, compared to those for the prior-year period:

	Third Quarter Ended September 30, 2021	Third Quarter Ended September 30, 2020	% Change
	No. of Credit Hours	No. of Credit Hours

Time-based Program	21,290	26,117	(18.5%)
Project-based Program	23,350	18,086	29.1%
Total	44,640	44,203	1.0%

During Third Quarter 2021, 595 students were enrolled in ACG’s other programs, which primarily consisted of overseas study counselling services, research-based learning services, as well as foreign language training services.

Third Quarter 2021 Financial Review – GAAP Results

ACG’s total net revenues for Third Quarter 2021 increased 31.0% to RMB55.3 million (US$8.6 million), from RMB42.2 million in the prior-year period, driven primarily by portfolio training and research-based learning services as a result of ACG’s continuous efforts in shifting students into project-based programs from time-based programs and developing various research-based learning programs to better meet market demand. Revenues from portfolio training programs were RMB44.2 million, or 80.0% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB11.1 million, or 20.0% of total net revenues, during the period.

Gross profit for Third Quarter 2021 increased 80.2% to RMB28.4 million (US$4.4 million), from RMB15.8 million in the prior-year period. Gross margin improved to 51.4% during the period, compared to 37.4% in the prior-year period. The improvement was primarily contributed by the increased revenues and operating efficiencies gained from the ongoing shift of ACG’s portfolio training program mix toward project-based programs and related cost optimization efforts.

Total operating expenses for Third Quarter 2021 increased to RMB50.6 million (US$7.9 million), from RMB32.4 million in the prior-year period, primarily as a result of increased selling expenses related to higher sales performance bonuses, as well as increased G&A expenses related to the final RMB10.0 million to fund ACG’s research project with the Research Institute of Future Education and Assessment of Tsinghua University this year, which was deferred from the prior sequential quarter and increased legal and professional expenses.

Loss from operations for Third Quarter 2021 was RMB22.2 million (US$3.4 million), compared to RMB16.5 million in the prior-year period.

Net loss attributable to ACG for Third Quarter 2021 was RMB26.2 million (US$4.1 million), compared to net loss attributable to ACG of RMB14.9 million in the prior-year period.

For Third Quarter 2021, basic and diluted losses per common share attributable to ACG were both RMB0.42 (US$0.07), compared to basic and diluted losses per common share of RMB0.26 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB0.84 (US$0.14), compared to basic and diluted losses per ADS of RMB0.52 in the prior-year period.

Nine Months 2021 Financial Review – GAAP Results

ACG’s total net revenues for Nine Months 2021 increased 28.0% to RMB129.6 million (US$20.1 million), from RMB101.3 million in the prior-year period, driven primarily by increased contributions from portfolio training, research-based learning and foreign language training services. Revenues from portfolio training programs were RMB97.2 million, or 75.0% of total net revenues, during the period. Revenues from overseas study counselling services, research-based learning services and other educational services were RMB32.4 million, or 25.0% of total net revenues, during the period.

Gross profit for Nine Months 2021 increased 73.6% to RMB59.3 million (US$9.2 million), from RMB34.1 million in the prior-year period. Gross margin improved to 45.7% during the period, compared to 33.7% in the prior-year period.

Total operating expenses for Nine Months 2021 increased to RMB128.5 million (US$19.9 million), from RMB116.1 million in the prior-year period, primarily as a result of an RMB10.7 million increase in selling expenses mainly related to higher sales performance bonuses and marketing and promotion expenses, as well as increased G&A expenses related to higher legal and professional fees as noted above.

Loss from operations for Nine Months 2021 improved to RMB69.3 million (US$10.7 million), from RMB81.5 million in the prior-year period.

Net loss attributable to ACG for Nine Months 2021 improved to RMB31.1 million (US$4.8 million), compared to net loss attributable to ACG of RMB67.4 million in the prior-year period.

For Nine Months 2021, basic and diluted losses per common share attributable to ACG were both RMB0.53 (US$0.08), compared to basic and diluted losses per common share of RMB1.14 for the prior-year period. Basic and diluted losses per ADS attributable to ACG were both RMB1.06 (US$0.16), compared to basic and diluted losses per ADS of RMB2.28 in the prior-year period.

Non-GAAP Measures

Adjusted net loss attributable to ACG for Third Quarter 2021, which excludes share-based compensation expense and foreign currency exchange gain (non-GAAP), was RMB25.9 million (US$4.0 million), compared to adjusted net loss of RMB14.4 million in the prior-year period.

Basic and diluted losses per common share attributable to ACG excluding share-based compensation expense and foreign currency exchange gain (non-GAAP) for Third Quarter 2021, were RMB0.41 (US$0.06). Basic and diluted losses per ADS attributable to ACG excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2021 were RMB0.82 (US$0.12).

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate basic and diluted earnings per ADS for Third Quarter 2021 were both 31.4 million. Each ADS represents two common shares.

Balance Sheet Highlights

As of September 30, 2021, ACG’s cash and cash equivalents were RMB75.2 million (US$11.7 million), working capital deficit was RMB201.5 million (US$31.3 million), and total shareholders’ equity was RMB194.1 million (US$30.1 million); compared to cash and cash equivalents of RMB112.7 million, working capital deficit of RMB153.9 million, and total shareholders’ equity of RMB199.2 million, respectively, as of December 31, 2020.

Conference Call and Webcast Information (With Accompanying Presentation)

ACG will host a conference call at 8 p.m. Eastern Time on Wednesday, November 10, 2021 (9 a.m. Beijing time on Thursday, November 11, 2021), during which management will discuss the results of the quarter ended September 30, 2021.

To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (877) 407-9122
International (Toll):	+1 (201) 493-6747

Local Access
China:	(400) 120 2840
Hong Kong:	(800) 965561

A live webcast of the conference call can be accessed at: https://78449.themediaframe.com/dataconf/productusers/atac/mediaframe/47185/indexl.html.

An accompanying slide presentation will also be made available 30 minutes prior to the conference call at the investor relations section of ACG’s website (https://ir.atai.net.cn/). To listen to the webcast, please visit ACG’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call and will remain available for 90 days.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding ACG’s future growth and results of operations; ACG’s plans for mergers and acquisitions generally; ACG’s ability to operate efficiently and maintain continued financial strength under unusual circumstances; ACG’s growth strategy, anticipated growth prospects and subsequent business activities; market demand for, and market acceptance and competitiveness of ACG’s portfolio training programs and other education services; the impact of the COVID-19 pandemic and the Opinion on ACG and its operations; and ACG’s plan and anticipated benefits of the measures implemented in response to the COVID-19 pandemic.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to develop and create content that could accommodate needs of potential students, its ability to provide effective creative related international education services and control sales and marketing expenses, its recognition in the marketplace for services it delivered and branding it established, its ability to integrate the acquired business, its ability to maintain market share amid increasing competition, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, the impact of the COVID-19 pandemic and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended December 31, 2020, and other filings that ACG has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ACG’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended December 31, 2020.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ACG and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended September 30, 2021, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.4434 to US$1.00, the noon buying rate as of September 30, 2021, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ACG’s consolidated financial information presented in accordance with U.S. GAAP, ACG uses the following non-GAAP financial measures: net loss excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted losses per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ACG believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share- based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ACG believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ACG’s historical performance. ACG computes its non-GAAP financial measures using a consistent method from period to period. ACG believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net loss excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted losses per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ACG’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ACG.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Amy Tung, CFO	Carolyne Y. Sohn, Vice President
+86 10 6518 1133 x 5518	415-568-2255
amytung@acgedu.cn	csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA CREATIVITY GLOBAL AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	112,723,433	75,232,602	11,675,917
Accounts receivable, net	2,245,194	500,000	77,599
Prepaid expenses and other current assets	5,970,973	4,607,987	715,148
Total current assets	120,939,600	80,340,589	12,468,664

Long-term investments	44,000,000	38,000,000	5,897,508
Goodwill	194,754,963	194,754,963	30,225,496
Property and equipment, net	38,119,216	36,616,838	5,682,844
Intangible assets, net	110,586,111	97,661,111	15,156,767
Right-of-use assets	41,779,086	47,974,936	7,445,593
Deferred income tax assets	2,491,792	2,665,776	413,722
Other non-current assets	22,950,264	26,036,351	4,040,778
Total assets	575,621,032	524,050,564	81,331,372

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	47,020,182	40,508,329	6,286,795
Short-term loans	6,801,000	—	—
Payable for business acquisition	4,642,082	—	—
Lease liabilities-current	16,972,187	18,162,734	2,818,812
Deferred revenues	199,448,112	223,142,487	34,631,171
Total current liabilities	274,883,563	281,813,550	43,736,778

Lease liabilities-non-current	24,005,765	26,934,026	4,180,095
Deferred income tax liabilities	28,985,472	21,171,739	3,285,802
Total liabilities	327,874,800	329,919,315	51,202,675

Mezzanine equity-redeemable non-controlling interests	48,498,368	—	—

Shareholders’ equity:
Common shares	4,716,675	4,720,147	732,555
Treasury shares	(11,625,924)	(10,043,516)	(1,558,729)
Additional paid-in capital	541,272,503	540,513,460	83,886,374
Accumulated other comprehensive loss	(37,424,722)	(37,430,740)	(5,809,160)
Accumulated deficit	(298,533,669)	(307,606,020)	(47,739,706)
Total shareholders’ equity attributable to ACG	198,404,863	190,153,331	29,511,334
Non-redeemable non-controlling interests	843,001	3,977,918	617,363
Total shareholders’ equity	199,247,864	194,131,249	30,128,697
Commitments and contingencies	—	—	—
Total liabilities, mezzanine equity and shareholders’ equity	575,621,032	524,050,564	81,331,372

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	42,220,208	55,297,492	8,582,036
Cost of revenues	26,440,055	26,860,241	4,168,644
Gross profit	15,780,153	28,437,251	4,413,392

Operating expenses:
Research and development	1,968,166	3,490,188	541,669
Sales and marketing	14,426,538	16,640,530	2,582,570
General and administrative	16,023,050	30,499,054	4,733,379
Total operating expenses	32,417,754	50,629,772	7,857,618
Other operating income, net	125,020	5,384	836
Loss from operations	(16,512,581)	(22,187,137)	(3,443,390)
Other income (expense):
Investment loss	(655,016)	—	—
Impairment loss from investments	(1,576,391)	(6,000,000)	(931,185)
Interest income, net of interest expenses	233,578	292,710	45,428
Foreign currency exchange gain (loss), net	(65,748)	15,654	2,429
Loss before income taxes	(18,576,158)	(27,878,773)	(4,326,718)
Income tax benefit	(2,559,069)	(1,569,847)	(243,636)
Net loss	(16,017,089)	(26,308,926)	(4,083,082)
Net loss attributable to redeemable non-controlling interests	(467,589)	—	—
Net loss attributable to non-redeemable non-controlling interests	(697,873)	(107,953)	(16,754)
Net loss attributable to ACG	(14,851,627)	(26,200,973)	(4,066,328)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(869,831)	36,873	5,723
Comprehensive loss attributable to ACG	(15,721,458)	(26,164,100)	(4,060,605)

Basic and diluted losses per common share attributable to ACG	(0.26)	(0.42)	(0.07)
Basic and diluted losses per ADS attributable to ACG	(0.52)	(0.84)	(0.14)

ATA CREATIVITY GLOBAL AND SUBSIDIARIES UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Nine-month Period Ended
	September 30,	September 30,	September 30,
	2020	2021	2021
	RMB	RMB	USD
Net revenues	101,319,831	129,647,987	20,121,052
Cost of revenues	67,184,166	70,385,064	10,923,591
Gross profit	34,135,665	59,262,923	9,197,461

Operating expenses:
Research and development	6,374,836	8,736,780	1,355,927
Sales and marketing	35,872,541	46,612,135	7,234,090
General and administrative	73,842,659	73,189,402	11,358,817
Total operating expenses	116,090,036	128,538,317	19,948,834
Other operating income, net	471,955	17,247	2,677
Loss from operations	(81,482,416)	(69,258,147)	(10,748,696)
Other income (expense):
Investment income (loss)	(1,779,478)	33,542,154	5,205,661
Impairment loss from investments	(1,576,391)	(6,000,000)	(931,185)
Interest income, net of interest expenses	884,670	867,482	134,631
Foreign currency exchange loss, net	(126,772)	(141,132)	(21,903)
Loss before income taxes	(84,080,387)	(40,989,643)	(6,361,492)
Income tax benefit	(10,732,321)	(7,976,998)	(1,238,011)
Net loss	(73,348,066)	(33,012,645)	(5,123,481)
Net loss attributable to redeemable non-controlling interests	(1,615,454)	(714,121)	(110,830)
Net loss attributable to non-redeemable non-controlling interests	(4,343,933)	(1,198,928)	(186,071)
Net loss attributable to ACG	(67,388,679)	(31,099,596)	(4,826,580)

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	703,629	(6,018)	(934)
Comprehensive loss attributable to ACG	(66,685,050)	(31,105,614)	(4,827,514)

Basic and diluted losses per common share attributable to ACG	(1.14)	(0.53)	(0.08)
Basic and diluted losses per ADS attributable to ACG	(2.28)	(1.06)	(0.16)

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
	RMB	RMB	RMB	RMB
GAAP net loss attributable to ACG	(14,851,627)	(26,200,973)	(67,388,679)	(31,099,596)
Share-based compensation expenses	388,208	308,150	1,384,300	797,448
Foreign currency exchange loss (gain), net	65,748	(15,654)	126,772	141,132
Non-GAAP net loss attributable to ACG	(14,397,671)	(25,908,477)	(65,877,607)	(30,161,016)

GAAP losses per common share attributable to ACG
Basic and diluted	(0.26)	(0.42)	(1.14)	(0.53)

Non-GAAP losses per common share attributable to ACG
Basic and diluted	(0.25)	(0.41)	(1.12)	(0.52)